Exhibit (a)(5)(I)

Press Release

Affiliates of H.I.G. Capital Successfully Complete Tender Offer to Acquire NCI, Inc.

RESTON, VA, and MIAMI, FL, August 14, 2017 — H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced the successful completion of the previously announced $20.00 per share cash tender offer for all of the outstanding shares of common stock of NCI, Inc. (NASDAQ: NCIT) (“NCI”).

The tender offer, which was made pursuant to the Agreement and Plan of Merger entered into by NCI and private funds managed by an affiliate of H.I.G. on July 2, 2017, expired at 12:00 midnight, New York City time, on August 12, 2017 (one minute after 11:59 p.m., New York City time, on August 11, 2017). A total of 7,424,366 shares of Class A common stock of NCI (excluding 222,752 shares tendered by guaranteed delivery) and 4,500,000 shares of Class B common stock, collectively representing approximately 82.0% of the voting power of the shares of Class A and Class B common stock outstanding on a fully-diluted basis (assuming that the shares of Class B common stock will convert to Class A common stock upon consummation of the tender offer, the exercise of all options and the vesting of all restricted stock awards), were tendered into and not withdrawn from the tender offer. According to the terms of the tender offer, all such NCI shares (and any additional shares tendered by guaranteed delivery unless actual delivery does not occur) have been irrevocably accepted for payment, which will be made promptly.

Promptly following completion of the tender offer, H.I.G. and NCI intend to complete the acquisition of NCI by merging it with an affiliate of the H.I.G. pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the tender offer and the merger, NCI will become a privately-held, indirect wholly-owned subsidiary of an affiliate of H.I.G. and NCI’s common stock will cease trading on the NASDAQ Global Select Market. The merger is expected to be completed on Tuesday, August 15, 2017.

Forward-Looking Statements

This press release contains forward-looking statements related to NCI, including statements about the proposed acquisition of NCI by an affiliate of H.I.G., the satisfaction of certain closing conditions with respect to the offer and the merger, the anticipated timing of the offer, the merger and the and the other transactions contemplated by the merger agreement, and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of NCI and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and NCI undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the announcement of the proposed acquisition of NCI; unexpected costs, charges or expenses resulting from the proposed acquisition of NCI; litigation or adverse judgments relating to the proposed acquisition of NCI; risks relating to the consummation of the proposed acquisition of NCI, including the risk that the closing conditions to the proposed merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in NCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 31, 2017, under the heading “Item 1A—Risk Factors” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by NCI.

About NCI, Inc.:

NCI is a leading provider of enterprise solutions and services to U.S. defense, intelligence, health and civilian government agencies. The company has the expertise and proven track record to solve its customers’ most important and complex mission challenges through technology and innovation. NCI’s team of highly skilled professionals focuses on delivering cost-effective solutions and services in the areas of agile development and lean software O&M; cybersecurity and information assurance; engineering and logistics; big data and data analytics; IT infrastructure optimization and service management; and health and program integrity. Headquartered in Reston,

Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. For more information, visit www.nciinc.com or email investor@nciinc.com.

About H.I.G.:

H.I.G. is a leading global private equity and alternative assets investment firm with over $21 billion of equity capital under management. Based in Miami, and with offices in New York, Boston, Chicago, Dallas, Los Angeles, San Francisco, and Atlanta in the U.S., as well as international affiliate offices in London, Hamburg, Madrid, Milan, Paris, Bogotá, Rio de Janeiro and Mexico City, H.I.G. specializes in providing both debt and equity capital to small and mid-sized companies, utilizing a flexible and operationally focused/ value-added approach. For more information, please refer to the H.I.G. website at www.higcapital.com.